Exhibit (e)(1)

Excerpts from Avigen, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2008 Annual Meeting of Stockholders as filed with the Securities and
Exchange Commission on April 24, 2008

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of Avigen’s common stock as of March 15, 2008 by: (1) each director and nominee for director; (2) each of the executive officers named in the Summary Compensation Table; (3) all executive officers and directors of Avigen as a group; and (4) all those known by Avigen to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership (1)
Beneficial Owner	Number of Shares	Percent of Total
Kenneth Chahine, J.D., Ph.D. (2)	654,316	2.15%
Andrew Sauter (3)	200,567	*
Michael Coffee (2)	237,254	*
Kirk Johnson, Ph.D. (2)	241,394	*
M. Christina Thomson, J.D.(2)	262,416	*
Stephen Dilly, M.B.B.S., Ph.D. (2)	9,900	*
Zola Horovitz, Ph.D.(4)	110,800	*
Yuichi Iwaki, M.D., Ph.D.(5)	121,564	*
Jan Öhrström, M.D. (2)	9,900	*
John Prendergast, Ph.D.(6)	137,408	*
Richard Wallace (2)	21,750	*
All executive officers and directors as a group (11 persons)(7)	2,007,269	6.34%

5% Stockholders
Federated Investors, Inc. (8)	3,594,260	12.07%
Federated Investors Tower
Pittsburgh, PA 15222-3779

Davidson Kempner Partner (9)	2,651,430	8.91%
65 East 55th Street, 19th Floor
New York, NY 10022

Morgan Stanley (10)	2,046,642	6.88%
1585 Broadway
New York, NY 10036

BVF, Inc. (11)	1,596,837	5.36%
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611
____________________

*	Less than one percent.

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, Avigen believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 29,769,115 shares outstanding on March 15, 2008, adjusted as required by rules promulgated by the SEC. Unless otherwise indicated, the address of each of the individuals and entities listed in this table is c/o Avigen at the address on the first page of this proxy statement.

(2)	Consists solely of shares issuable upon the exercise of options that are exercisable within 60 days of the date of this table.

(3)	Includes 196,442 shares issuable upon the exercise of options held by Mr. Sauter that are exercisable within 60 days of the date of this table.

(4)	Includes 105,800 shares issuable upon the exercise of options held by Dr. Horovitz that are exercisable within 60 days of the date of this table.

(5)	Includes 78,300 shares issuable upon the exercise of options held by Dr. Iwaki that are exercisable within 60 days of the date of this table, as well as 39,621 shares of common stock held by the Iwaki Family Limited Partnership. Dr. Iwaki is a partner of the Iwaki Family Limited Partnership and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Dr. Iwaki also holds 3,643 shares of common stock with his wife.

(6)	Includes 90,800 shares issuable upon the exercise of options held by Dr. Prendergast that are exercisable within 60 days of the date of this table.

(7)	Includes an aggregate of 1,908,272 shares issuable upon exercise of options which executive officers and directors of Avigen have the right to acquire within 60 days of the date of this table.

(8)	Based upon a Schedule 13G/A filed with the SEC on February 13, 2008 by Federated Investors, Inc. (“FII ”) in its capacity as the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (together, the “ Investment Advisers ”), which act as investment advisers to registered investment companies and separate accounts that own such shares. The Investment Advisers are wholly-owned subsidiaries of FII Holdings, Inc., which is a wholly-owned subsidiary of FII. All of FII’s outstanding voting stock is held in a Voting Shares Irrevocable Trust (the “ Trust ”) for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the “ Trustees ”). FII and the Trust each has sole voting and dispositive power over the shares; each of the Trustees shares voting and dispositive power over the shares. FII, the Trust and each of the Trustees expressly disclaim beneficial ownership of the shares. The Schedule 13G/A provides information only as of December 31, 2007 and, consequently, FII’s beneficial ownership of Avigen’s common stock may have changed between December 31, 2007 and March 15, 2008.

(9)	Based upon a Schedule 13G/A filed with the SEC on February 14, 2008 by Davidson Kempner Partners and includes shares owned by the following entities affiliated with Davidson Kempner Partners (the “ DKP Shares ”): (a) Davidson Kempner International, Ltd. 481,032 shares; (b) Serena Limited 11,271 shares; (c) Davidson Kempner Institutional Partners, L.P. 290,142 shares; (d) Davidson Kempner Partners 152,913 shares; (e) Davidson Kempner Healthcare Fund LP 805,316 shares; (f) Davidson Kempner Healthcare International Ltd. 887,859 shares; and (g) M. H. Davidson & Co. 22,897 shares. The DKP Shares, an aggregate 2,651,430 shares, are beneficially owned by Messrs. Thomas L. Kempner, Jr., Marvin H. Davidson, Stephen M. Dowicz, Scott E. Davidson, Michael J. Leffell, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein and Avram Z. Friedman. The Schedule 13G/A provides information only as of December 31, 2007 and, consequently, DKP’s beneficial ownership of Avigen’s common stock may have changed between December 31, 2007 and March 15, 2008.

(10)	Based upon a Schedule 13G filed with the SEC on February 14, 2008 by Morgan Stanley. The shares are beneficially owned by certain operating units of Morgan Stanley (the “MS Reporting Units”) and its subsidiaries and affiliates (collectively, “MS”). Beneficial ownership by any operating units of MS whose ownership of shares is disaggregated from that of the MS Reporting Units is disclaimed. The Schedule 13G/A provides information only as of December 31, 2007 and, consequently, MS Reporting Units’ beneficial ownership of Avigen’s common stock may have changed between December 31, 2007 and March 15, 2008.

(11)	Based upon a Schedule 13G/A filed with the SEC on February 8, 2008 by Biotechnology Value Fund, L.P. and includes shares owned by the following affiliated entities: (a) Biotechnology Value Fund, L.P. 399,327 shares; (b) Biotechnology Value Fund II, L.P. 258,811 shares; (c) BVF Investments, L.L.C. 843,484 shares; and (d) Investment 10, L.L.C. 95,215 shares. BVF, Inc. (“ BVF ”) and BVF Partners (“ Partners ”) beneficially own 1,596,837 aggregate shares. The Schedule 13G/A provides information only as of December 31, 2007 and, consequently, BVF’s and Partners’ beneficial ownership of Avigen’s common stock may have changed between December 31, 2007 and March 15, 2008.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

     Our compensation approach is designed to reward the achievement of corporate objectives and individual performances that contribute toward building a sustainable business that develops differentiated drugs to improve the health and quality of life of patients and creates value for our stockholders. To this end, the Board of Directors and management establish annual and long-term corporate goals that reflect the priorities of our product and business development plans. Our Board of Directors and management review these goals on a regular basis and our Compensation Committee (the “Committee”) uses these objectives to determine levels of compensation for executive officers to ensure management incentives are aligned with the interests of stockholders.

     Avigen’s compensation practice is designed to provide remuneration packages that are commensurate with the marketplace in which we compete to attract and motivate our executive officers, management and staff to achieve our strategic objectives. Specifically, we review base salaries annually and, along with a comprehensive array of medical, health, life insurance and disability plans generally available to all our employees, set salaries at levels that are intended to attract, engage and retain executive officers whose abilities are critical to our long-term success and competitiveness. We vary bonus payments annually based on a performance structure designed to reward results and balance individual accountability with team-oriented collaboration that fosters integrity and a high-performance culture. We also issue equity-based compensation annually in varying amounts that are intended to represent a significant portion of each executive’s total compensation package because we believe it promotes innovation and calculated assessment and management of risk designed to achieve Avigen’s long-term objectives.

     Successful drug development can extend over many years and requires our executives to employ their judgment in developing long-term operating plans that:

  identify meaningful treatments for patients,

  effectively demonstrate the safety and efficacy of our products, and protect our intellectual property and optimize the use of our financial resources in order to maximize value retention for our stockholders.

     The Committee believes that in determining compensation, management performance should be evaluated against specific strategic objectives that create shareholder value. Complete achievement of these strategic objectives may extend beyond a given compensation period; therefore, the Committee must use its discretionary judgment based on the experience and knowledge within the industry of its members, in assessing the quality of management’s performance within an established framework of general parameters for annual compensation.

Compensation Components

     The Committee draws on a number of reference sources to assist in the evaluation of the various components of executive compensation. One source is industry data compiled in the Radford Biotechnology Survey which represents a nationally-based assessment of executive compensation widely used within the pharmaceutical and biotechnology industry sectors. The Committee generally focuses on regional data from companies in the San Francisco Bay Area and targets compensation levels that fall within the 50 th and 70 th percentiles reported for comparable positions based on the Committee’s subjective determination as to the appropriate range to attract and retain our executives given the size of our company. In addition, the Committee examines performance compensation packages of a number of selected companies that develop products for similar neurological indications or that are at a similar employee size and development stage. In 2007, this group consisted of Acorda Therapeutics, Inc., XenoPort, Inc., Renovis, Inc., Pain Therapeutics, and Palatin Technologies, Inc.

     To establish the relationship between executive compensation and the creation of stockholder value, the Committee subjectively evaluates the success of the management team as a whole and each individual executive’s performance in contributing to achieving the company’s strategic objectives. The Committee applies its assessment within the framework of our compensation program which defines a discretionary range in which to determine individual compensation adjustments for each executive officer. Our compensation program consists of three principal components: salary, short-term incentive compensation consisting of incentive bonus payments, and long-term incentive compensation consisting of equity grants. In 2007, the Committee reviewed executive officer compensation using summary “tally sheets” that showed for each of the executive officers the following: (a) summary of total compensation; (b) each element of current compensation; and (c) cumulative amount of all previously issued equity awards.

     Base Salary. The Committee reviews each executive’s base salary annually. Among the factors taken into consideration are (1) individual performance, (2) corporate performance measured against strategic objectives, (3) levels of responsibility, (4) prior experience, (5) breadth of knowledge of the industry, and (6) competitive pay practices examined from industry source material discussed above. The Committee does not assign any specific weighting to these various factors when determining base salary. In 2007, the Committee established an overall base salary cost of living adjustment for executives that was in line with the target for Avigen’s broader employee group.

     Incentive Bonus. The Committee sets target incentive levels annually for each executive officer in consultation and discussion with Dr. Chahine, other than for his own target incentive level, that would generally assume strong performances. In 2007, the Committee considered industry data compiled by Radford and determined that the appropriate level of target incentive bonus award for our chief executive officer was 45% of his base salary and for our other executive officers were between 35% and 40% of their base salaries based on the Committee’s subjective determination as to the appropriate range to attract and retain our executive officers given the size of the company, assigning the actual percentage within this range based upon the level of each executive officer’s responsibility and experience. The Committee determines actual bonus payments based on subjective assessments of the performance of management and individual officers in achieving the company’s strategic objectives, applied to these target incentive levels. As a function of this process, the Committee met several times throughout the year with Dr. Chahine to review the status of the management team’s individual contributions. The 2007 strategic objectives against which corporate performance was measured are discussed below under “2007 Performance”.

     The Committee establishes the company’s strategic objectives in discussions with Dr. Chahine at the beginning of the compensation period to ensure that its performance evaluations at the end of the compensation period reflect the strategic priorities of the company to create value for our stockholders. Dr. Chahine reviews the performance of the company and of each executive officer, other than his own, with the Committee at the end of the compensation period and makes recommendations to the Committee for its review and final determination.

     Equity Incentives. The Committee is responsible for making stock option grants under Avigen’s 2006 Equity Incentive Plan (the “2006 Plan ”), and believes that long-term stockholder value is best achieved through an ownership culture among all our employees, particularly our executives, through grants of stock-based awards.

     The Committee grants stock-based awards under the 2006 Plan with multi-year vesting periods designed as incentives to retain key employees to continue in the employ of Avigen. Through option grants, executives receive significant equity incentives to build long-term stockholder value. The exercise price of options granted under the 2006 Plan is 100% of fair market value of the underlying stock on the date of grant. Employees receive value from these grants only if Avigen’s common stock appreciates over the long-term. The size of option grants is determined based primarily on Avigen’s philosophy of significantly linking executive compensation with stockholder interests, the individual criteria set forth below, and the Committee’s use of industry sources in order to be knowledgeable of compensation practices for companies of a similar size and development stage in the biotechnology and pharmaceutical industries. The Committee does not target any specific level as compared to industry average in determining stock option grants; however, in 2007, the Committee determined that the appropriate aggregate total of stock option grants issued to our CEO and other executive officers would approximate 1.4% of total common stock outstanding, based upon the Committee’s experience and subjective determination as to the appropriate level. Prior to 2006, the Committee granted stock-based awards that vest over a four-year period; however, in 2006 and 2007, the Committee granted stock-based awards that vest over a three-year period after taking into consideration the significant number of outstanding options that were out-of-the-money and the objective of these awards to serve as retention incentives to Avigen’s senior management team during a critical stage in the company’s business development.

     Change in Control Arrangements. The Board of Directors, upon the recommendation of the Committee, established a Management Transition Plan in May 2005, which is intended to retain key employees and enable executive officers to represent stockholder interests during periods involving a possible change in control of the company. The Management Transition Plan is designed to protect the earned benefits of key employees, including executive officers, against adverse changes that may result from a change in control of the company. The level of payments provided under the agreement for executives reflects the Committee’s subjective view, based upon its experience, of comparable benefits offered to executives under change of control arrangements at other companies within the industry in a similar development stage. Each of our named executive officers are participants in the plan and will receive the following benefits if their employment is involuntarily terminated, or they resign as a result of a constructive termination, within 18 months of a change in control:

  12 months base salary (18 months in the case of Dr. Chahine);

  extended option exercisability of two years;

  full accelerated vesting of outstanding stock options; and

  12 months (18 months in the case of Dr. Chahine) health benefits payments, or until such earlier date as the executive officer secures subsequent employment that provides substantially similar health benefits.

2007 Performance

     In assessing Avigen’s overall performance for the fiscal year ended December 31, 2007, the Committee based its assessment on the following strategic objectives:

  Phase II clinical development progress of AV650;

  Clinical development progress of AV411;

  Development and progress toward clinical testing of AV513;

  Evaluation, identification and development of new product candidates for clinical testing, including proprietary analogs for AV411; and

  Execution of a strategic plan that efficiently manages financial and staffing resources to support the research and development needs of the company, including raising additional capital for clinical testing.

     In particular, with respect to achieving progress toward the overall strategic objectives noted above, the Committee noted the following key accomplishments during the review period:

  AV650 clinical development progress which included the initiation of two independent Phase II clinical trials involving patients suffering from spasticity in connection with Multiple Sclerosis and spinal cord injury,

  Completion of a successful drug-drug-interaction clinical trial with AV650 and collection of other ancillary non-clinical data that will be necessary to support approval for initiating later-stage pivotal studies,

  Identification and progress toward an intellectual property strategy which could extend the exclusivity of AV650 in North America beyond the expected Hatch-Waxman exclusivity period,

  AV411 clinical development progress which included the completion of an initial phase IIa exploratory therapeutic clinical trial in Australia that demonstrated favorable safety and tolerability at escalating doses in patients suffering from diabetic peripheral neuropathy, and initiation of a Phase I maximum-tolerated-dose clinical trial in the U.S. with healthy volunteers,

  AV513 preclinical development progress which included advancement in the process development and manufacture of the target drug substance,

  Identification of several promising analogs of AV411, and

  Effectively executing the financial plan which kept cash used in operating activities below $25.0 million and raised additional equity capital in April 2007 under favorable terms.

     The Committee applies its discretion in determining a subjective evaluation of the overall performance of the company. Dr. Chahine discussed the performance and 2007 contributions of the individual officers with the Committee. In evaluating these individual contributions, the Committee noted the effectiveness and leadership of the management team which resulted in the company significantly accomplishing all of its key objectives, and, in December 2007, adopted the recommendation from Dr. Chahine regarding the compensation adjustments for other executive officers as follows:

  Base salary increases of 3.9%;

  Bonus awards based on a company performance rating of 85% and individual performance ratings that resulted in actual payouts ranging between 75% and 85% of the pro rata annual level targeted by the Committee; and

  Stock option grants to purchase between 69,568 and 88,141 shares of common stock per executive officer, which when accumulated with the stock option grant to the CEO, equaled the aggregate target established by the Committee.

Chief Executive Officer Compensation

     Avigen’s performance for the period ended December 31, 2007 as described above and as reflected in the company’s financial statements included significant progress in the clinical development of AV650 and AV411 and advancing other pipeline compounds while maintaining a strong financial position to support ongoing development. Accordingly, in evaluating Dr. Chahine’s overall performance, the Committee determined that Dr. Chahine significantly accomplished his strategic performance objectives established for the fiscal year 2007. The Committee noted in particular that Avigen’s overall corporate performance against strategic objectives had been positive throughout the year on many fronts and that Dr. Chahine had provided good leadership in executing on the company’s development strategies. Therefore, in December 2007, the Committee awarded Dr. Chahine an incentive bonus of $158,380, or 82% of the pro rata annual level targeted by the Committee, for his performance in 2007.

     Other compensation approved for Dr. Chahine by the Committee in December 2007 for his performance during the period ended December 31, 2007, included a base salary increase of 3.9%, and a stock option grant for 113,324 shares, which represented the same proportion as in 2006 of the aggregate executive stock option grants, at an exercise price equal to $4.42 which was the fair market value on the date of grant. These options will vest in equal quarterly installments through December 2010.

2008 Compensation

     The Committee has determined to approach the 2008 compensation period in a manner consistent with 2007 and has established strategic corporate objectives that will serve as the basis for its year-end evaluation of management’s performance. For 2008, these corporate objectives are significantly weighted toward the clinical development progress of AV650 and have been communicated to our CEO and other officers.

Share Retention and Ownership Guidelines

     We encourage our executive officers to hold a significant equity interest in the company. However, we do not have specific share retention and ownership guidelines for our executive officers. We do not permit our executive officers, directors or other members of management to engage in short sales, hedging transactions or other inherently speculative transactions with respect to Avigen’s stock.

Section 162(m) Policy

     Section 162(m) (“Section 162(m)”) of the Internal Revenue Code of 1986, as amended (the “Code”), generally provides that publicly held companies may not deduct compensation paid to certain of the company’s executive officers to the extent such compensation exceeds $1 million per officer in any year. Compensation above $1 million may be deducted if it is “performance-based compensation” within the meaning of the Code. Compensation will qualify as performance-based compensation, provided that, among other things, the award is granted by a Compensation Committee comprised solely of “outside directors” within the meaning of the Code. As a former Vice President and Treasurer of Avigen, Dr. Prendergast does not meet the Section 162(m) definition of outside director. The Committee believes that at the present time it is unlikely that the compensation paid to any named executive officer in a taxable year will exceed $1.0 million. Therefore, the Committee has not established a policy for determining which forms of incentive compensation awarded to its named executive officers will be designed to qualify as “performance-based compensation” and does not believe that Dr. Prendergast’s failure to meet the Section 162(m) definition of outside director will impact Avigen at this time. Avigen will continue to monitor the applicability of Section 162(m) to its ongoing compensation arrangements.

SUMMARY COMPENSATION TABLE

     The following table shows for the fiscal years ended December 31, 2007 and 2006, compensation awarded to or paid to, or earned by, Avigen’s Chief Executive Officer, Chief Financial Officer and its three other most highly compensated executive officers at December 31, 2007 (the “ Named Executive Officers ”).

Summary Compensation Table

				Option	All Other
		Salary	Bonus	Awards	Compensation
Name and Principal Position	Year	($)	($)	($) (1)	($) (2)	Total ($)
Kenneth G. Chahine,	2007	$426,613	$158,380	$333,763	$4,299	$923,055
President and Chief Executive Officer	2006	407,239	95,000	271,027	4,199	777,465

Andrew A. Sauter,	2007	238,625	68,903	166,461	3,558	477,547
Chief Financial Officer	2006	229,017	28,000	98,733	3,458	359,208

Michael D. Coffee,	2007	302,120	90,636	237,876	4,711	635,343
Chief Business Officer	2006	288,400	69,000	152,547	4,711	514,658

Kirk W. Johnson, Ph.D.,	2007	248,824	74,025	282,000	4,091	608,940
Vice President	2006	237,524	46,000	192,092	4,091	479,707
Research and Development

M. Christina Thompson, J.D.,	2007	239,861	65,062	234,067	3,466	542,456
Vice President,	2006	239,444	46,000	162,436	3,466	451,346
Corporate Counsel and Secretary
________________

(1)	The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006 in accordance with FAS 123(R), disregarding estimates of forfeitures related to service-based vesting conditions, and thus include amounts from awards granted in those years and prior to 2006. Assumptions used in the calculation of these amounts are described in Note 11 – “Share-based Compensation,” to Avigen’s audited financial statements for the fiscal year ended December 31, 2007, included in Avigen’s Annual Report on Form 10-K that was filed with the SEC on March 17, 2008. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

(2)	Except as otherwise indicated, represents insurance premiums paid by Avigen with respect to supplemental long-term care insurance for the benefit of the Named Executive Officer and up to $2,500 of matching contributions to Avigen’s 401(k) savings plan.

GRANTS OF PLAN-BASED AWARDS

     The following table shows for the fiscal year ended December 31, 2007, certain information regarding grants of plan-based awards to the Named Executive Officers:

Grants of Plan-Based Awards in Fiscal 2007

		All Other
		Option			Grant Date
		Awards:		Exercise or	Fair Value of
		Number of		Base Price	Stock and
		Securities		of Option	Option
		Underlying		Awards	Awards
	Grant	Options		($/Sh)	($)
Name	Date	(#)		(3)	(4)
Kenneth Chahine	1/3/07	90,000	(1)	$5.50	$259,290
	12/5/07	113,324	(2)	4.42	235,147
Andrew Sauter	1/3/07	65,000	(1)	5.50	187,265
	12/5/07	81,845	(2)	4.42	169,828
Michael Coffee	1/3/07	65,000	(1)	5.50	187,265
	12/5/07	81,845	(2)	4.42	169,828
Kirk Johnson	1/3/07	70,000	(1)	5.50	201,670
	12/5/07	88,141	(2)	4.42	182,893
M. Christina Thomson	1/3/07	65,000	(1)	5.50	187,265
	12/5/07	68,903	(2)	4.42	142,974
________________

(1)	Option Award was granted under the 2006 Equity Incentive Plan and will vest in equal quarterly installments through January 2010.

(2)	Option Award was granted under the 2006 Equity Incentive Plan and will vest in equal quarterly installments through December 2010.

(3)	Under the terms of the 2006 Equity Incentive Plan, the exercise price of option awards was determined based on the closing price of Avigen’s common stock as reported on the Nasdaq Global Market on the date of the grant.

(4)	The amounts shown in this column were determined as of the option’s grant date using a Black-Scholes stock option valuation model and represent the dollar amounts that serves as the basis for stock-based compensation expenses recognized for financial statement reporting purposes in accordance with FAS 123(R). Assumptions used in the calculation of these amounts are described in Note 11 – “Share-based Compensation,” to Avigen’s audited financial statements for the fiscal year ended December 31, 2007, included in Avigen’s Annual Report on Form 10-K that was filed with the SEC on March 17, 2008. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END.

     The following table shows for the fiscal year ended December 31, 2007, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards at December 31, 2007

	Option Awards (1)
	Number of	Number of
	Securities	Securities
	Underlying	Underlying	Option
	Unexercised	Unexercised	Exercise
	Options	Options	Price	Option
	(#)	(#)	($)	Expiration
Name	Exercisable	Unexercisable	(2)	Date
Kenneth Chahine (3)	37,500	—	$5.88	01/16/09
	17,500	—	5.38	07/01/09
	25,000	—	29.00	05/19/10
	75,000	—	38.19	06/14/10
	100,000	—	14.63	03/09/11
	37,500	—	8.53	07/02/12
	75,000	—	3.53	05/20/13
	101,562	23,438	3.38	06/25/14
	18,562	14,438	3.14	07/01/15
	87,500	62,500	5.06	02/22/16
	22,500	67,500	5.50	01/03/17
	—	113,324	4.42	12/05/17
Andrew Sauter (4)	25,000	—	$17.50	11/01/09
	5,000	—	29.00	05/19/10
	13,333	—	14.63	03/09/11
	7,500	—	8.53	07/02/12
	13,000	—	3.53	07/11/13
	16,250	3,750	3.13	08/10/14
	10,312	4,688	3.25	01/03/15
	4,437	6,563	3.45	07/12/15
	21,875	28,125	3.63	01/18/16
	29,166	20,834	5.06	02/22/16
	16,250	48,750	5.50	01/03/17
	—	81,845	4.42	12/05/17
Michael Coffee (5)	103,125	46,875	$2.86	02/23/15
	3,937	3,063	3.14	07/01/15
	67,082	47,918	5.06	02/22/16
	16,250	48,750	5.50	01/03/17
	—	81,845	4.42	12/05/17
Kirk Johnson (6)	65,625	4,375	$6.31	01/12/14
	40,625	9,375	3.38	06/25/14
	9,281	7,219	3.14	07/01/15
	67,082	47,918	5.06	02/22/16
	17,500	52,500	5.50	01/03/17
	—	88,141	4.42	12/05/17
M. Christina Thomson (7)	20,000	—	$47.63	02/07/10
	18,333	—	14.63	03/09/11
	10,000	—	8.53	07/02/12
	12,500	—	3.53	07/11/13
	73,250	18,750	3.38	06/25/14
	4,281	7,219	3.14	07/01/15
	67,082	47,918	5.06	02/22/16
	16,250	48,750	5.50	01/03/17
	—	68,903	4.42	12/05/17

____________________

(1)	All option awards were granted on a date 10-years prior to the expiration date, with option awards that were granted prior to February 22, 2006 vesting in 16 equal quarterly installments from the date of grant and option awards granted on or after February 22, 2006 vesting in 12 equal quarterly installments from the date of grant.

(2)	Option exercise price subtotals represent the weighted average of all outstanding equity awards including both exercisable and unexercisable.

(3)	In the aggregate, these options are to purchase 878,824 shares of our common stock at a weighted average exercise price of $9.37 per share.

(4)	In the aggregate, these options are to purchase 356,678 shares of our common stock at a weighted average exercise price of $6.14 per share.

(5)	In the aggregate, these options are to purchase 418,845 shares of our common stock at a weighted average exercise price of $4.18 per share.

(6)	In the aggregate, these options are to purchase 409,641 shares of our common stock at a weighted average exercise price of $4.93 per share.

(7)	In the aggregate, these options are to purchase 413,236 shares of our common stock at a weighted average exercise price of $7.12 per share.

OPTION EXERCISES AND STOCK VESTED

     The following table shows for the fiscal year ended December 31, 2007, certain information regarding option exercises and stock vested during the last fiscal year with respect to the Named Executive Officers:

Option Exercises and Stock Vested in Fiscal 2007

	Option Awards
	Number of
	Shares
	Acquired	Value Realized
	on Exercise	on Exercise
Name	(#)	($)
(a)	(b)	(c)(1)
Andrew Sauter	4,000	$27,200
M. Christina Thomson	13,000	$90,979
____________________

(1)	Represents the excess of the fair market value of the shares exercised on the exercise date over the aggregate exercise price of such shares.

SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

Change of Control Agreements

     Avigen has established a Management Transition Plan. The Management Transition Plan is intended to attract and retain key executive talent for Avigen. An employee of Avigen becomes a participant in the Management Transition Plan only if Avigen delivers to that employee a Management Transition Plan Eligibility Notice, in which case the employee becomes a “Participant” in the Management Transition Plan. Each of Dr. Chahine, Mr. Coffee, Ms. Thomson, Dr. Johnson, and Mr. Sauter is a participant in the Management Transition Plan.

     A Participant in the Management Transition Plan will receive, if the Participant’s employment with Avigen terminates due to an “involuntary termination” or a “constructive termination,” as those terms are defined in the Management Transition Plan, in either case within two (2) months prior to or eighteen (18) months following a “change in control” (defined in the Management Transition Plan), the following benefits:

(a)	salary continuation for the number of months designated in the Management Transition Plan Eligibility Notice given to the Participant (18 months in the case of Dr. Chahine, and 12 months in the case of each of Mr. Coffee, Ms. Thomson, Dr. Johnson and Mr. Sauter);

(b)	accelerated stock option vesting and extended exercisability as provided in the Management Transition Plan Eligibility Notice given to the Participant (full option vesting and 2 years extended exercisability in the case of each of Dr. Chahine, Mr. Coffee, Ms. Thomson, Dr. Johnson and Mr. Sauter); and

(c)	Avigen will pay the COBRA premiums for the Participant for the number of months designated in the Management Transition Plan Eligibility Notice given to the Participant (18 months in the case of Dr. Chahine, and 12 months in the case of each of Mr. Coffee, Ms. Thomson, Dr. Johnson and Mr. Sauter), or until such earlier date as the Participant shall secure subsequent employment that shall provide the Participant with substantially similar health benefits.

If a change of control occurred on December 31, 2007, our named executive officers would have received the following benefits:

	Salary	Option	COBRA
Name	Continuation	Vesting (1)	Payments
Kenneth Chahine	$639,920	$36,417	$46,000
Andrew Sauter	238,625	31,586	20,000
Michael Coffee	302,120	68,556	21,000
Kirk Johnson	248,824	16,169	21,000
M. Christina Thomson	213,210	24,326	22,000
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(1)	Calculated based on the value of our common stock on December 31, 2007 ($4.25 at close of market on December 31, 2007) less the exercise price for all unvested stock options.

Equity Incentive Plans

     In the event of a dissolution or liquidation of Avigen, the Board of Directors may accelerate vesting on some or all of the outstanding Stock Awards, as defined in Avigen’s 2006 Equity Incentive Plan (the “ Plan ”), so that such Stock Awards become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

     In the event of a Corporate Transaction, as defined in the Plan, in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue outstanding stock awards or substitute similar stock awards for such outstanding stock awards, the vesting of such stock awards shall (contingent upon the effectiveness of the Corporate Transaction) be accelerated in full to a date prior to the effective time of such Corporate Transaction as the Board shall determine. The table above states the value of this accelerated vesting as if the Corporate Transaction occurred on December 31, 2007 and the stock options held by our named executive officers were not assumed, substituted or continued.

DIRECTOR COMPENSATION

Compensation of Directors

     Effective January 1, 2006, each of Avigen’s non-employee directors receives an annual retainer of $28,000. Any non-employee director who serves as Chairman of Avigen’s Board of Directors receives, in addition to regular payments for service rendered as a member of the Board of Directors, an additional annual retainer of $28,000. Dr. Zola Horovitz is currently designated as Chairman of the Board of Directors. Any non-employee director who serves as the Lead Independent Director of Avigen’s Board of Directors receives, in addition to regular payments for service rendered as a member of the Board of Directors, an additional annual retainer of $14,000 to be paid in equal quarterly installments. Dr. John K. A. Prendergast is currently designated as the Lead Independent Director. There are no additional fees for attendance at Board of Directors or committee meetings; however, Avigen reimburses members of the Board of Directors for their expenses incurred in connection with attendance at Board and committee meetings in accordance with Avigen’s policy. In the fiscal year ended December 31, 2007, the total compensation paid to non-employee directors was $217,001.

     Each of Avigen’s non-employee directors is qualified to receive stock option grants under Avigen’s 2006 Equity Incentive Stock Option Plan. The Board of Directors has determined that non-employee directors of Avigen, not serving as Chairman, will be granted options to purchase 20,000 shares of Avigen’s common stock at each annual meeting of Avigen’s stockholders if such non-employee director has served for the entire preceding year. An option to purchase a prorated number of shares is granted to each non-employee director who has served for less than the full preceding year. In addition, each director who is elected for the first time to be a non-employee director of Avigen will be granted an option to purchase 30,000 shares upon the date of initial election to the Board of Directors whether by the Board of Directors or stockholders of Avigen.

     The Board of Directors has also determined that any non-employee director that serves as Chairman of Avigen’s Board of Directors will be granted options to purchase 40,000 shares of Avigen’s common stock at each annual meeting of Avigen’s stockholders.

     The following table shows for the fiscal year ended December 31, 2007 certain information with respect to the compensation of all non-employee directors of Avigen:

Director Compensation for Fiscal 2007

	Fees
	Earned or	Option
	Paid in	Awards
	Cash	($)	Total
Name	($)	(2)(3)(4)	($)
Zola Horovitz, Ph.D.	$56,000	$87,036	$143,036
Stephen Dilly, M.B.B.S., Ph.D. (1)	25,667	32,843	58,510
Yuichi Iwaki, M.D., Ph.D.	28,000	38,679	66,679
Jan Öhrström, M.D. (1)	25,667	32,843	58,510
John Prendergast, Ph.D.	42,000	38,679	80,679
Daniel Vapnek, Ph.D.	11,667	25,627	37,294
Richard Wallace	28,000	47,575	75,575

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(1)	Appointed to Avigen’s Board of Directors in February 2007.

(2)	The amounts shown in this column represent the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007 in accordance with FAS 123(R), excluding an estimate of forfeitures related to service-based vesting conditions, and thus include amounts from awards granted in and prior to 2007. Assumptions used in the calculation of these amounts are described in Note 11 – “Share-based Compensation,” to Avigen’s audited financial statements for the fiscal year ended December 31, 2007, included in Avigen’s Annual Report on Form 10-K that was filed with the SEC on March 17, 2008. All grants were made subject to individual award agreements, the form of which was previously filed with the SEC.

(3)	The following options were outstanding as of December 31, 2007: Z. Horovitz: 182,500; S. Dilly: 36,667; Y. Iwaki: 115,000; J. Öhrström: 36,667; J. Prendergast: 127,500; D. Vapnek: 44,083; and R. Wallace: 55,000.

(4)	The following table sets forth each grant of options to Avigen’s non-employee directors during 2007 under the 2006 Plan, together with the exercise price per share and grant fair value of each award computed in accordance with FAS 123(R) using the Black-Scholes model.

				Grant Date
	Options		Exercise	Fair Value
	Granted in		Price Per	of Option
	2007		Share	Award
Non-employee Director	(#)	Grant Date	($)	($)
Zola Horovitz, Ph.D.	40,000	05/30/07	$6.73	$133,068
Stephen G. Dilly, M.B.B.S., Ph.D.	30,000	02/05/07	6.04	94,917
	6,667	05/30/07	6.73	22,179
Yuichi Iwaki, M.D., Ph.D.	20,000	05/30/07	6.73	66,534
Jan K. Öhrström, M.D.	30,000	02/05/07	6.04	94,917
	6,667	05/30/07	6.73	22,179
John K. A. Prendergast, Ph.D.	20,000	05/30/07	6.73	66,534
Richard Wallace	20,000	05/30/07	6.73	66,534